UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Robert E. Riley
c/o Meritage Hospitality Group Inc.
1971 East Beltline Ave. N.E., Suite 200
Grand Rapids, Michigan 49525
                                      (616) 776-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              December 22, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Riley

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
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                            7     SOLE VOTING POWER

                                   255,002
                         -------------------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    0
         EACH            -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                   255,002
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         255,002
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
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  14     TYPE OF REPORTING PERSON

         IN
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This Schedule 13D as previously filed is amended in Items 3, 4, 5 and 7 by adding the material below.

Item 3.   Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the 41,016 common shares referenced in Item 5 below. The common shares which are subject to options referenced in Item 5 were granted pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan. These shares were therefore granted without the payment of consideration.

Item 4.   Purpose of Transaction.

        On September 10, 2003, Mr. Riley and his spouse entered into a stock redemption agreement with the Company whereby the Company will purchase all of the Riley’s 500,200 outstanding Meritage common shares at a price of $4.90 per share. In addition to the shares that are redeemed, the Company received various considerations from Mr. Riley. The Agreement was conditioned upon the Company raising at least $4.0 million in a private offering that was authorized by the Company’s Board on September 9, 2003. When the agreement closes, Mr. Riley will resign as an officer and director of the Company in January 2004, but he will continue to work for the Company in other capacities.

        On December 22, 2003, the Company raised $4.5 million in the private offering. As a result of reaching this threshold, the Company closed on the purchase of 459,184 of Riley’s outstanding shares on December 22, 2003. The Company will purchase Riley’s remaining 41,016 outstanding Meritage shares if it raises an additional $400,000 by the December 31, 2003 termination date of the private offering.

Item 5.   Interest in Securities of the Issuer.

(a)

Mr. Riley owns 41,016 common shares, and holds options for 213,986 common shares pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan which are either presently exercisable, or exercisable within 60 days. See also page 2, nos. 11 and 13.

(c)	In the past 60 days, the following transactions involving Mr. Riley occurred:

On December 19, 2003, options for 25,000 common shares, which were granted in December 2000 pursuant to the 1996 Management Equity Incentive Plan, became exercisable. The shares were priced at $1.938, the closing market price of the Company’s common shares on the American Stock Exchange on December 19, 2000.

On December 18, 2003, options for 1,235 common shares, which were granted in December 2001 pursuant to the 1996 Management Equity Incentive Plan, became exercisable. The shares were priced at $3.68, the closing market price of the Company’s common shares on the American Stock Exchange on December 18, 2001.

On December 17, 2003, options for 6,250 common shares, which were granted in December 2002 pursuant to the 2002 Management Equity Incentive Plan, became exercisable. The shares were priced at $4.95, the closing market price of the Company’s common shares on the American Stock Exchange on December 17, 2002.

Page 3 of 4 Pages

On December 22, 2003, the Company purchased 459,184 of Riley’s 500,200 outstanding Meritage common shares. See Item 4 above for more details.

Item 7.   Materials to be Filed as Exhibits.

        The stock redemption agreement dated September 10, 2003 among the Company, Mr. Riley and his spouse referenced in Item 4 above was filed with Amendment 3 to Mr. Riley’s Schedule 13D.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2003	/s/Robert E. Riley —————————————— Robert E. Riley

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